Filed by NorthPoint Communications Group, Inc.
 Pursuant to Rule 425 under the Securities Act of 1933 and
 Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
 Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS DISSEMINATED TO EMPLOYEES OF NORTHPOINT COMMUNICATIONS GROUP, INC. THROUGH AN EMAIL SENT ON SEPTEMBER 15, 2000 AND POSTED ON THE NORTHPOINT INTRANET BEGINNING ON SEPTEMBER 15, 2000:


                                   THE POINT
                         An Update from CEO Liz Fetter
                                                            September 15, 2000


Our Disappointing Stock Price; Comparing the Covad-SBC Deal with the NorthPoint-Verizon Merger

I've been as disappointed as any of you watching our stock price recently. Some of you have even asked what, if anything, we're doing to counter its decline.

Our management team and I routinely communicate with our board of directors, as well as our investment bankers and other advisers, about actions we can take to inform the market of the strength of NorthPoint and our strong belief in its long-term value. CFO Mike Glinsky and our Investor Relations team, as well as myself, spend a lot of time with Wall Street analysts and shareholders, in phone and in-person meetings with several of them every week. We also present the NorthPoint story as often as possible at Wall Street and industry analyst conferences, and we visit with shareholders and groups of analysts whenever we're on the road. Every time we meet a major milestone, related to the Verizon deal or our operating and financial performance, we inform the financial community as soon as possible.

Right now, investor sentiment regarding DSL in general is low, and analysts are reluctant to counter that trend since the industry as a whole has not proven it can provide investors with an immediate and sizeable return. Current investors in DSL believe in its long-term prospects and are willing to wait a while for results. Why, then, is Covad's stock not as negatively affected as ours? Simply because Covad has done a better job of meeting its goals quarter after quarter.

I believe strongly that our merger with Verizon and the creation of a new NorthPoint will be the beginning of a leap upward. It will allow us to scale our business and to add profitable services. It should boost our results -- and subsequently our stock price. However, the simple act of merging the two companies is not enough. We will have to prove the value of the deal by executing on a challenging plan -- and we'll have do it every single quarter without fail -- to prove to investors the value of DSL and the ability of NorthPoint to deliver. This, of course, is not easy. But I have every confidence that we can succeed. What it takes is an aggressive plan, talented and dedicated people and a winning attitude.

While there's nothing wrong with watching our stock price -- and questioning its performance -- it's more important that we keep our eye on making our targets. The stock price will then take care of itself.

                                   * * * * *

Last Monday, Covad made several announcements, and many of you have asked about them. Specifically, Covad announced that they are revising their third quarter line count estimates upward 30 percent. Since just a few months ago they revised them downward 20 percent, the latest announcement just puts their estimate close to their original target.

Their second announcement is a deal with SBC that settles a lawsuit and other regulatory and political issues between the two companies. The deal involves SBC taking a six percent stake in Covad by making a $150 million investment in the company. In addition, SBC agreed to resell $600 million worth of Covad's DSL service over the next six years.

Their third -- and last -- announcement was that Covad plans to sell $500 million worth of convertible notes in a private placement to raise money to expand their network.

Many people have wondered, "What is the significance of the Covad-SBC deal and how does it compare with the NorthPoint-Verizon merger?" Let me answer these questions one at a time.

In terms of the significance, the first response from investors, undoubtedly reacting to Covad's improved provisioning, came when Covad's shares rose $2 to $20.38 in trading on the Nasdaq and SBC's shares rose 88 cents to $45.94 on the New York Stock Exchange. However, the announcement of convertible notes was made after the market closed and is probably why Covad's stock traded down after hours and continues to be down. We know that the only thing that results in more than a temporary boost in stock price is sustainable execution, specifically, improvements in provisioning and other operations and financial metrics.

Stock market reaction aside, the Covad-SBC deal is a strong validation of the space and the value of the national broadband networks built by NorthPoint and other CLECs. It's also a strong indication of the excellent growth prospects for DSL since we expect explosive growth of DSL to continue as more Americans become familiar with its benefits. The Covad-SBC deal will provide a better operational platform and cost basis for all DLECS and it validates our own Verizon merger strategy. It's a recognition by the RBOCs that DLECs like NorthPoint and Covad are truly leaders in the DSL space.

How does the Covad-SBC deal compare with the NorthPoint-Verizon merger? The two are fundamentally different in structure and strategy. SBC's interest in Covad is simply a minority investment accompanied by a six-year commercial deal. In contrast, the NorthPoint-Verizon merger forms an entirely new company with a serious commitment by both parties to the "new" NorthPoint's future growth. The strategies of the two deals differ in that the NorthPoint-Verizon merger is a strategic move with an intent to build the leading broadband company by combining the complementary resources of two companies while the Covad-SBC deal leaves Covad to build its business with SBC's commercial support. I realize there is a temptation to quantitatively compare the two deals, but this isn't possible because they are fundamentally so different. However, I hope you're as excited as I am by the groundbreaking nature of our deal, which changes not only NorthPoint but the industry as a whole.


The Point is intended for employees of NorthPoint Communications, their friends and family members. Please do not distribute to others outside the company.

                                       3